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                       SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            HUNTWAY REFINING COMPANY
                    -----------------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    447309105
                    -----------------------------------------
                                 (CUSIP NUMBER)


                                    06/30/01
                    -----------------------------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


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CUSIP NO.       447309105
          ----------------------

--------------------------------------------------------------------------------

1)       Names of Reporting Persons               I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of      BANK ONE CORPORATION
         Above Persons

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2)       Check the Appropriate Box if a
         Member of a Group                        (a)
         (See Instructions)                          ---------------------------
                                                  (b)
                                                     ---------------------------

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3)       SEC Use only

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4)       Citizenship or Place of
         Organization                             ILLINOIS

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Number of Shares           (5)  Sole Voting Power                      0
Beneficially                                                    ----------------
Owned by                   (6)  Shared Voting Power                    0
Each Reporting                                                  ----------------
Person with                (7)  Sole Dispositive Power                 0
                                                                ----------------
                           (8)  Shared Dispositive Power               0
                                                                ----------------

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9)       Aggregate Amount Beneficially                                 0
         Owned by Each Reporting Person                         ----------------

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10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)

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11)      Percent of Class Represented
         by Amount in Row 9                                            0%
                                                                ----------------

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12)      Type of Reporting Person
         (See Instructions)                                            HC
                                                                ----------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 3

Item 1(a)  Name of Issuer:                                  Huntway Refining Co.
                                                            --------------------

Item 1(b)  Address of Issuer's principal executive
           offices:                                         25129 Old Road
                                                            --------------------
                                                            Newhall, CA  91381
                                                            --------------------

                                                            --------------------

Item 2(a)  Name of person filing:                       BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,     One First National Plaza
           if none residence:                           Chicago, IL 60670

Item 2(c)  Citizenship:                                     Not Applicable

Item 2(d)  Title of class of securities:                    Common Stock
                                                            --------------------

Item 2(e)  CUSIP No.:                                       447309105
                                                            --------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

           This beneficial ownership by BANK ONE CORPORATION with respect
           to common shares of         Huntway Refining Co.                    :
                              ------------------------------------------------

           (a)  Amount beneficially owned:                0
                                                 -------------------------------
           (b)  Percent of class                          0%
                                                 -------------------------------

           (c)  Number of shares as to which such person has:

                (I)    Sole power to vote or to direct the vote:         0
                                                                   -------------
                (ii)   Shared power to vote or to direct the vote:       0
                                                                   -------------
                (iii)  Sole power to dispose or to direct the
                       disposition of:                                   0
                                                                   -------------
                (iv)   Shared power to dispose or to direct the
                       disposition of:                                   0
                                                                   -------------


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Item 5.  Ownership of 5 percent or less of a Class.                      [X]
                                                                      ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.   N/A
                                                                      ----------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
           Security Being Reported on By the Parent Holding Company.
                                                                    ------------

                                      Banc One Financial Corporation
                                      First Chicago Equity Corporation
                                      Bank One Capital Corporation
                                      Reprise Holdings, Inc.


Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                    ------------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                    ------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:          July 9, 2001
        --------------------------------------------------------------


                                                        BANK ONE CORPORATION

                                                   By:  /s/ DAVID J. KUNDERT
                                                        David J. Kundert
                                                        EXECUTIVE VICE PRESIDENT